SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB
                                 Amendment No. 1



                   General Form For Registration of Securities
                         of Small Business Issuers Under
                             Section 12(b) or (g) of
                       the Securities Exchange Act of 1934


                           Zen Pottery Equipment, Inc.
        -----------------------------------------------------------------
        (Exact Name of Small Business Issuer as specified in its charter)



         Colorado                                             84-1169517
----------------------------                          --------------------------
(State or other jurisdiction                          (IRS Employer File Number)
    of incorporation)


         77 Lipan Street
         Denver, Colorado                                               80223
---------------------------------------                               ----------
(Address of principal executive offices)                              (zip code)



                                 (303) 825-4570
              ----------------------------------------------------
              (Registrant's telephone number, including area code)


     Securities to be Registered Pursuant to Section 12(b) of the Act: None


        Securities to be Registered Pursuant to Section 12(g) of the Act:

                    Common Stock, $.0.001 per share par value

References in this document to "us," "we," or " Company" refer to Zen Pottery Equipment, Inc.

Item 1. Description of Business.
        -----------------------

          (a) General Development of Business
          -----------------------------------

     We are a Colorado corporation. Our principal business address is 77 Lipan Street, Denver, Colorado 80223. We are in the business of manufacturing, for sale to the public, a pottery kiln known as the Zen Raku Kiln.

     We were incorporated under the laws of the State of Colorado on April 19, 1991. We have had active operations since the date of our incorporation.

     In 2001, we completed a registered offering of our common shares under the provisions of the Colorado securities laws and under the exemption of the federal securities laws. We raised a total of $75,250 in this offering.


     We have not been subject to any bankruptcy, receivership or similar proceeding.

                                  RISK FACTORS

     You should carefully consider the risks and uncertainties described below; and all of the other information included in this document. Any of the following risks could materially adversely affect our business, financial condition or operating results and could negatively impact the value of your investment.

     WE HAD A NET LOSS OF $5,281 FOR THE TWELVE MONTHS ENDED JUNE 30, 2002 AND A NET LOSS OF $4,797 FOR THE TWELVE MONTHS ENDED JUNE 30, 2001.

     For the twelve month period ended June 30, 2002, we generated a total of $26,060 in revenue. In addition, for the fiscal year ended June 30, 2002, we had a net loss of $5,281. For the twelve month period ended June 30, 2001, we generated a total of $19,641 in revenue. In addition, for the fiscal year ended June 30, 2001, we had a net loss of $4,797. Historically, we have sold only minimal numbers of our products. We have had profitable years, but we have not been profitable in the last two fiscal years. We are uncertain whether our products will achieve market acceptance such that our revenues will increase or whether we will be able to achieve significant revenue. In addition, we currently have no backlog of orders. Our market acceptance for our products and other factors that are beyond our control make it difficult for us to accurately forecast our quarterly and annual revenue. However, we use our forecasted revenue to establish our expense budget. Most of our expenses are fixed in the short term or incurred in advance of anticipated revenue. As a result, we may not be able to decrease our expenses in a timely manner to offset any revenue shortfall. We attempt to keep revenues in line with expenses but cannot guarantee that we will be able to do so.

     BECAUSE OF THE HISTORY OF MINIMAL SALES OF OUR SINGLE PRODUCT, WE MAY NEVER GENERATE SIGNIFICANT REVENUE. Our business is subject to fluctuations in operating results, which could negatively impact the price of our stock. Our product revenue, expense and operating results have varied in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. These factors include, among others:

* the timing of orders from our customers and the possibility that these customers may change their order requirements with little or no advance notice to us;

* the deferral of customer orders in anticipation of new products from us or other providers of similar products;

*    the ongoing need for our product;

* the uncertainty regarding the adoption of our current and any future products; and

*    the rate of growth of the markets for our products.

     OUR BUSINESS IS DEPENDENT ON THE MARKET FOR OUR KILN PRODUCT, WHICH IS OUR SOLE PRODUCT, AND IF THIS MARKET DOES NOT EXPAND, AS WE ANTICIPATE, OR IF ALTERNATIVES TO OUR KILN PRODUCT ARE SUCCESSFUL, OUR BUSINESS WILL SUFFER.


     We have one product, our Raku kiln. It is difficult to predict its potential size or future growth rate. Most of the organizations that may purchase our product may also consider alternatives. If these organizations consider these alternative, our product may never be accepted by our customers or may be made obsolete by advances in other technology. Improvements may also be made to the existing alternatives to our product which could render it less desirable or obsolete.


     WE HAVE NO PROTECTION FOR OUR INTELLECTUAL PROPERTY, WHICH ADVERSELY AFFECT OUR ABILITY TO COMPETE IN OUR MARKET.

     We do not own any intellectual property. As a result, anyone could copy our product, given enough time and effort, which could materially damage our business prospects. We rely on a combination of trade secrets and confidentiality procedures to protect our product, which may not enough to protect it.

     WE HAVE ONLY ONE PRODUCT AT THIS TIME, AND OUR SUCCESS DEPENDS UPON OUR ABILITY TO DEVELOP, IN A TIMELY MANNER, NEW AND ENHANCED PRODUCTS THAT ACHIEVE MARKET ACCEPTANCE.

     To grow our revenue, we must rely on our ability to successfully market our products, and we must develop and introduce market new products and product enhancements in a timely manner. Even if we are able to develop and commercially introduce new products and enhancements, they may not achieve market acceptance. This would substantially impair our revenue prospects.

     THE FAILURE TO DEVELOP AND TO INCREASE DISTRIBUTION OF OUR PRODUCT COULD IMPEDE OUR FUTURE GROWTH.

     The future growth of our business will depend in part on our ability to maintain our distribution channels for our product, to identify and develop additional channels for the distribution and sale of our product and new products and to manage these relationships. As part of our growth strategy, we intend to identify and develop relationships with additional partners that could serve as distributors for our products. Our inability to successfully execute this strategy could impede our future growth.

     WE HAVE NO EXPERIENCE DISTRIBUTING OUR PRODUCTS IN THE QUANTITIES WE PLAN TO SELL IN THE FUTURE.

     To be financially successful, we will have to distribute our products in commercial quantities at acceptable costs while also preserving the quality levels achieved in distributing our single product in more limited quantities. This presents a number of technological and engineering challenges for us. We cannot assure you that we will be successful in acquiring manufactured product to achieve the planned expansion of our activities. We have not previously contracted for the manufacture of our products in high volume. We do not know whether or when we will be able to contract for efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and product standards or production volumes required to successfully distribute large quantities of our products. Even if we are successful in contracting for manufacturing capabilities and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers.

     WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL CAPITAL TO FUND OUR OPERATIONS WHEN NEEDED.

     A lack of additional funding could force us to substantially curtail or cease our operations, which would have a material adverse effect on our business. Based on our potential rate of cash operating expenditures and our current plans, we anticipate that the fulfillment of our cash requirements for the next twelve months may need to come primarily from the proceeds of some type of financing. We do not have any plans at the present time for any type of financing. We anticipate that our future cash requirements may be supplemented by improved product sales, the sale of additional equity securities, debt financing and/or the sale or licensing of certain of our technologies. However, there can be no assurance that any future funds required will be generated from operations or from other potential sources. Further, any such required funds may only be available on unattractive terms and may significantly dilute the value of our existing shares.

     WE MAY EXPERIENCE DIFFICULTIES IN THE INTRODUCTION OF NEW PRODUCTS THAT COULD RESULT IN OUR HAVING TO INCUR SIGNIFICANT UNEXPECTED EXPENSES OR DELAY THE LAUNCH OF NEW PRODUCTS.

     We do not have any other products in any stages of development, although we plan to develop additional products. We cannot guarantee that any development stage products will be completed in time to allow production or marketing because of the inherent risks of new product and technology development, limitations on financing, competition, obsolescence, loss of key personnel and other factors. Unanticipated technical obstacles can arise at any time and result in lengthy and costly delays or in a determination that further development is not feasible. Discovery of operational errors, which are frequent in our industry prior to and after production, could result in lengthy and costly redesign, fabrication (production) and testing expenses in an industry where new technology could rapidly eclipse prior innovations. The development of new products could take longer than we anticipate. Therefore, there can be no assurance of timely completion and introduction of improved products on a cost-effective basis, or that such products, if introduced, will achieve market acceptance such that, in combination with our existing product, they will sustain us or allow us to achieve profitable operations.

     INTENSE COMPETITION IN OUR MARKET COULD PREVENT US FROM INCREASING REVENUE AND PREVENT US FROM ACHIEVING ANNUAL PROFITABILITY.

     Our product could be rendered noncompetitive or obsolete. Competition from larger and more established companies is significant and expected to increase. Most of the companies with which we compete and expect to compete have far greater capital resources and more significant research and development staffs, marketing and distribution programs and facilities, and many of them have substantially greater experience in the production and marketing of kiln products. Our ability to compete effectively may be adversely affected by the ability of these competitors to devote greater resources to the sale and marketing of their products than we can.

     OUR SUCCESS WILL BE DEPENDENT UPON OUR MANAGEMENT'S EFFORTS.

     Our success will be dependent upon the decision making of our directors and executive officers. These individuals intend to commit as much time as necessary to our business, but this commitment is no assurance of success. The loss of any or all of these individuals, particularly Mr. Pool, our President, could have a material, adverse impact on our operations. We have no employment agreements with any officers and directors, including Mr. Pool. We have not obtained key man life insurance on the lives of any of these individuals.

     OUR STOCK PRICE MAY BE VOLATILE, AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE PUBLIC SALE PRICE.

     There has been, and continues to be, a limited public market for our common stock. Although our common stock trades in the Pink Sheets, an active trading market for our shares has not, and may never develop or be sustained. If you purchase shares of common stock, you may not be able to resell those shares at or above the initial price you paid. The market price of our common stock may fluctuate significantly in response to numerous factors, some of which are beyond our control, including the following:

*    actual or anticipated fluctuations in our operating results;

* changes in financial estimates by securities analysts or our failure to perform in line with such estimates;

* changes in market valuations of other technology companies, particularly those that sell products used in systems such as ours;

* announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

* introduction of technologies or product enhancements that reduce the need for our products;

*    the loss of one or more key customers; and

*    departures of key personnel.


     Of our total outstanding shares as of October 1, 2002, a total of 9,450,000 out of 10,150,500, or approximately 93.1%, will be restricted from immediate resale but may be sold into the market in the near future under the provisions of Rule 144(d). A total of 550,000 shares, or approximately 5.4%, are restricted but are available for sale under Rule 144(k). The remaining 150,500 shares, or approximately 1.5%, are not subject to restrictions on resale. This could cause the market price of our common stock to drop significantly, even if our business is doing well.


     As restrictions on resale end, the market price of our stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

     OUR STOCK HAS A LIMITED PUBLIC TRADING MARKET

     While our common stock currently trades, our market is limited and sporadic. We trade in the Pink Sheets. We cannot assure that such a market will improve in the future, even if our securities are listed on the NASD Bulletin Board, the proposed Bulletin Board Exchange, or the Nasdaq SmallCap Market. We cannot assure that an investor will be able to liquidate his investment without considerable delay, if at all. If a more active market does develop, the price may be highly volatile. The factors which we have discussed in this document may have a significant impact on the market price of the common stock. It is also possible that the relatively low price of our common stock may keep many brokerage firms from engaging in transactions in our common stock.

     THE OVER-THE-COUNTER MARKET FOR STOCK SUCH AS OURS HAS HAD EXTREME PRICE AND VOLUME FLUCTUATIONS.

     The securities of companies such as ours have historically experienced extreme price and volume fluctuations during certain periods These broad market fluctuations and other factors, such as new product developments and trends in the our industry and in the investment markets generally, as well as economic conditions and quarterly variations in our operational results, may have a negative effect on the market price of our common stock.

     WE DO NOT EXPECT TO PAY DIVIDENDS ON COMMON STOCK

     We have not paid any cash dividends with respect to our common stock, and it is unlikely that we will pay any dividends on our common stock in the foreseeable future. Earnings, if any, that we may realize will be retained in the business for further development and expansion.

          (b) Narrative Description of the Business
          -----------------------------------------

     General
     -------

     Since 1991, we have manufactured a pottery kiln for resale to the public under the name Zen Raku Kiln. We own the tradename to this product. However, none of the technology is patented. All of our operations are located in the State of Colorado. We have generated steady but limited revenues for the past few years. We have been profitable in some of those years. We plan to use our status as a public company to expand our operations. However, there can be no assurance that this objective will be achieved.


Available Information
---------------------

     Our registration statement under cover of Form 10-SB is now effective. We file reports, proxy statements and other information with the SEC, and these reports may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The same information may be obtained at the following Regional Offices of the SEC: 75 Park Place, New York, New York 10007, and the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621. Copies of such material may be obtained from the Public Reference Section of the SEC's Washington, D.C. office at prescribed rates.

     We mail a copy of our audited Annual Report on Form 10-KSB along with a proxy statement to our shareholders prior to our annual meeting. Our filings may also be accessed through the SEC's web site (http://www.sec.gov).


          (c) Operations
          --------------


     We manufacture our kiln for resale at a Company-leased facility in Denver, Colorado. This is a 40,000 square foot facility which is owned in part by our President. The facilities which we use are considered adequate for our present and foreseeable purposes. The other operations in this building are Mile Hi Ceramics, a company owned 51% by our President. There is an oral understanding between the two entities regarding the common use of the facilities. Our kiln is manufactured under contract with Mile Hi Ceramics, the company owned by our President. We also sell products from time to time to Mile Hi Ceramics, which, in turn, resells the products to its customers.

     Our kiln is manufactured through an assembly process in our Company-leased facility by employees of Mile Hi Ceramics. There are three components to the kiln: the insulation; the metal shell; and the burner assembly. We purchase the insulation, already formed, from a third party, Rex Roto, of Flowerville, Michigan, under an oral contract. We purchase metal sheets for the metal shells from various third parties as needed from time to time under oral contracts. We purchase our burner assembly from Metro Gas, of Denver, Colorado under an oral contract. We purchase these components in amounts which we believe are sufficient to have inventory for our assembly process. All of the component parts are readily available.


     Our kiln is suitable for firing most varieties of pottery which may be produced individually, as opposed to a mass production basis. Our basic plan is to increase our operations, increase advertising in industry publications, develop new models for sale, and increase the our dealer base.

     All operational decisions will be made solely by our management. Our management has had extensive experience in this business.

     In addition we plan to expand through acquisition. We will not only look at our present industry but will reserve the right to investigate and, if warranted, merge with or acquire the assets or common stock of an entity actively engaged in business which generates revenues. We will seek opportunities for long-term growth potential as opposed to short-term earnings. As of the date hereof, we have no business opportunities under investigation. None of our officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between us and such other company.


     We have no full-time employees. We may hire full-time employees in the future, if our business expands to justify such an expense. We do not believe that the skill level required to manufacture our product would necessitate extensive experience or training. Therefore, we believe that potential full-time employees would be readily available. Our President, Secretary, and Treasurer have agreed to allocate a portion of their time to our activities, without compensation, as part-time employees. These officers anticipate that they can implement our business plan by their collectively devoting approximately thirty hours per month to our business affairs.

          (d) Markets
          -----------

     We target the customer who makes pottery on an individual basis and not using mass production techniques. We emphasize the quality of the product we have designed and attempt to appeal to a niche market. In this respect, we believe that we fill markets not generally targeted by most other manufacturers. We market ourproducts by direct mail and through manufacturer's representatives. One of our principal representatives is National Art Supply Company, which advertises our product in their catalogue. In addition, we place advertisements in national publications, such as Ceramics Monthly and Clay Times. We sell all of our product through our manufacturer's representatives, including Mile Hi Ceramics.

          (e) Raw Materials
          -----------------

     The use of raw materials is a material factor in our operations. However, the raw materials we use are readily available. We do not see any potential problem in acquiring enough raw materials for our operations. As of June 30, 2002, we had $1,234 in materials inventory. As of September 30, 2002, we had $3,263 in materials inventory.


          (f)  Customers and Competition
          ------------------------------

     Our operational activities are in the business of manufacturing and selling our Zen Raku Kiln. In the past, manufacturers of such a product have had difficulty in being competitive with large foreign manufacturers based in various locations but principally in China, Brazil, Taiwan, and Korea. As a result of this competition in this industry, U.S. manufacturers have generally not been profitable. Because we manufacture for a targeted, niche market, which is based upon the size of the kiln, we believe that we can continue to compete. We have successfully competed in the past because we captured a steady, recurring segment of the market and have outlasted several of our competitors. However, we have a number of established competitors, virtually all of which are larger and better capitalized than we are and/or have greater personnel resources and technical expertise. In view of our combined extremely limited financial resources and limited management availability, we believe that we will continue to be at a significant competitive disadvantage compared to our competitors. Nevertheless, there can be no guarantee that we will be able to compete successfully in the future.

          (g)  Backlog
          ------------

     At September 30, 2002, we had no backlogs.

          (h)  Employees
          --------------


     At as of the date hereof, we have three part-time, salaried sales employees. We do not plan to hire additional employees in the future.



          (i)  Proprietary Information
          ----------------------------

     We own no proprietary information.

          (j)  Government Regulation
          --------------------------

     We are not subject to any material governmental regulation or approvals.

          (k)  Research and Development
          -----------------------------

     We have never spent any amount in research and development activities.

          (l)  Environmental Compliance
          -----------------------------

     We are not subject to any costs for compliance with any environmental laws.

Item 2. Management's Discussion and Analysis or Plan of Operations.
        -----------------------------------------------------------

     The following discussion contains forward-looking statements regarding us, our business, prospects and results of operations that are subject to certain risks and uncertainties posed by many factors and events that could cause our actual business, prospects and results of operations to differ materially from those that may be anticipated by such forward-looking statements. Factors that may affect such forward-looking statements include, without limitation: our ability to successfully develop new products for new markets; the impact of competition on our revenues, changes in law or regulatory requirements that adversely affect or preclude clients from using our products for certain applications; delays our introduction of new products or services; and our failure to keep pace with emerging technologies.

     When used in this discussion, words such as "believes", "anticipates", "expects", "intends" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. We undertake no obligation to revise any forward-looking statements in order to reflect events or circumstances that may subsequently arise. Readers are urged to carefully review and consider the various disclosures made by us in this report and other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business.

GENERAL

     Our results of operations have been and will probably continue to be subject to variations. The results for a particular period may vary as a result of a number of factors. These include:
*    the overall state of the pottery segment of the economy,
*    the development status of and demand for our products,
*    economic conditions in our markets, (degree)the timing of orders,
*    the timing of expenditures in anticipation of future sales,
*    the mix of products sold by us, * the introduction of new products,
*    product enhancements by us or our competitors, and
*    pricing and other competitive conditions.

OVERVIEW AND RECENT DEVELOPMENTS

     We are in the business of manufacturing, for sale to the public, a pottery kiln known as the Zen Raku Kiln.

     We were incorporated under the laws of the State of Colorado on April 19, 1991. We have had active operations since the date of our incorporation.

     In 2001, we completed a registered offering of our common shares under the provisions of the Colorado securities laws and under the exemption of the federal securities laws. We raised a total of $75,250 in this offering.

ACCOUNTING POLICIES AND PRACTICES

     We recognize revenue on the delivery of our product to our customers. Our net sales are made up of sales to our customers net of any returns. We do not sell on consignment and offer returns only in those isolated instances when our products are damaged and do not meet the customer's written specifications.

     The following describes the line items set forth in our statements of operation:

     Net Sales. We recognize revenue from sales upon delivery of the product to the customer. We sell pottery kilns.

     Cost of Goods Sold. Our cost of goods sold include the cost of raw material, direct labor, and direct material, along with the cost of products we purchase and then resell to our customers.

     Selling Expenses. These expenses include salaries and benefits of sales personnel, and incentives paid to independent dealers for the sale of our products.

     General and administrative expenses. These expenses include executive salaries and benefits, marketing costs, travel and facilities costs.

     Research and development expenses. We had a total of $5,000 in expenses as of September 30, 2002. Interest expense. We have no such expenses.


RESULTS OF OPERATIONS FOR THE PERIOD FROM JULY 1, 2001 TO JUNE 30, 2002 AND JULY 1, 2002 TO SEPTEMBER 30, 2002.



GENERAL

     The following discussion involves our results of operations for the fiscal year from July 1, 2001 to June 30, 2002 and the results of operations for the quarterly period from July 1, 2002 to September 30, 2002.

RESULTS OF OPERATIONS

     Our revenues increased to $7,307 for the three months ended September 30, 2002 from $6,747 for the three months ended September 30, 2001. The first fiscal quarter represented an overall increase in projects from the previous year, which was reflected in our higher revenue. Our revenues increased to $26,060 for the year ended June 30, 2002 from $19,641 for the year ended June 30, 2001.

     Costs of products sales include all direct costs incurred in the manufacturing process. The difference between our gross revenues and cost of products sold is our gross profit.

     Gross profit from operations was $1,498 for the three months ended September 30, 2002, a decrease from $1,665 for the three months ended September 30, 2001. Gross profit from operations was $9,309 for the fiscal year ended June 30, 2002, an increase from $6,627 for the year ended June 30, 2001.

     With the exception of our general and administrative costs, our other costs and expenses remained relatively constant during the relevant periods. They were at $7,314 for the three months ended September 30, 2002 compared to $5,124 for the three months ended September 30, 2001. Our other costs and expenses were $15,940 for the year ended September 30, 2002 compared to $12,774 for the year ended September 30, 2001. The major components of other costs and expenses are office salaries and associated payroll costs, general and health insurance costs, rent and telephone expenses. The variance in general and administrative costs came from our expenses relating to being a public company, with reporting requirements.

     We had a net loss of $5,478 for the three months ended September 30, 2002, compared to a net loss of $3,121 for the three months ended September 30, 2001. We had a net loss of $5,281 for the year ended June 30, 2002, compared to a net loss of $4,797 for the three months ended June 30, 2001. These net losses translate into less than $.01 per share for all relevant periods.

     Our revenues have been slightly lower for the first fiscal quarter of 2002 as compared to the first fiscal quarter of 2001. We believe that this reflects the general slowdown in the economy. In the third quarter, we anticipate seeing increased activity, which should correspond to an increase in revenues as the fiscal year progresses. We are optimistic that we may be profitable for the third quarter. However, it is too early to know whether or not we will be profitable this year.

Liquidity and Capital Resources

     Cash at the end of the period was $64,363 for the three months ended September 30, 2002, compared to $65,147 for the three months ended September 30, 2001.

     Cash at the end of the period increased to $72,696 for the year ended June 30, 2002, compared to $564 for the year ended June 30, 2001.

     Our Net Cash From Operating Activities decreased by $8,333 for the three months ended September 30, 2002, compared to a decrease of $8,568 for the three months ended September 30, 2001.

     Our Net Cash Used in Operating Activities was $541 for the year ended June 30, 2002, compared to a net cash provided of $564 for the year ended June 30, 2001.

     Our Net Cash Provided by Financing Activities was $-0- for the three months ended September 30, 2002, compared to a increase of $73,151 for the three months ended September 30, 2001.

     Our Net Cash Provided by Financing Activities was $72,673 for the year ended June 30, 2002, compared to a net cash provided of $-0- for the year ended June 30, 2001. We completed an offering during the fiscal year ended June 30, 2002, which raised $75,250.

     We have not been profitable for the last two years and for the first fiscal quarter of 2002, but we operate very close to a break even. Our variation in revenues is based upon sales and continues to account for the difference between a profit and a loss. In any case, we try to operate with minimal overhead. Our primary activity will be to seek to expand our customer base and, consequently, our revenues. If we succeed in expanding our customer base and generating sufficient revenues, we will again become profitable. We cannot guarantee that this will ever occur. Our plan is to build our Company in any manner which will be successful. To that end, we have also looked for an acquisition candidate during these periods, although we have concluded no acquisitions and have spoken with no potential candidates.

     We feel that we have inadequate working capital to pursue any business opportunities other than seeking additional customers or an acquisition candidate. During the next twelve months, we plan to investigate another offering of our securities, whether through a private placement or a public offering. At the present time, we have no firm arrangements with regard to either type of offering. We do not intend to pay dividends in the foreseeable future. Otherwise, we have made no current capital or purchase commitments.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     We do not expect the adoption of any recently issued accounting pronouncements to have a significant impact on our net results of operations, financial position, or cash flows.

SEASONALITY

     We do not expect our sales to be impacted by seasonal demands for our products or services.

Item 3. Description of Property
        -----------------------


     We conduct our operations within the headquarters of Mile Hi Ceramics, Inc. We use its office space, manufacturing facilities and labor. Our Board of Directors estimated the value of such an arrangement at $5,400 per year, based upon rates for similar space and services in the local area. We do not have a formal, written lease agreement. The reimbursements for facilities are made through an oral understanding between the parties. We believe that the machineryand equipment which we currently lease from our President will be sufficient for our foreseeable operations.




Item 4. Security Ownership of Certain Beneficial Owners and Management
        --------------------------------------------------------------

         The following sets forth the number of shares of our $.0.001 par value common stock beneficially owned by (i) each person who, as of October 1, 2002, was known by us to own beneficially more than five percent (5%) of its common stock; (ii) our individual Directors and (iii) our Officers and Directors as a group. A total of 10,150,500 common shares were issued and outstanding as of October 1, 2002.

Name and Address                         Amount and Nature of        Percent of
of Beneficial Owner                    Beneficial Ownership (1)(2)      Class
-------------------                    ---------------------------      -----

Zen Zachariah Pool, III                    8,600,000                   84.7%
77 Lipan Street
Denver, Colorado 80223(3)


Susan Pool                                 8,600,000                   84.7%
77 Lipan Street
Denver, Colorado 80223(3)


Walter Nathan(4)                             850,000                    8.4%
77 Lipan Street
Denver, Colorado 80223(3)

All Officers and Directors as a Group      9,450,000                   93.1%
(three persons)

(1)  All ownership is beneficial and of record, unless indicated otherwise.

(2) Beneficial owners listed above have sole voting and investment power with respect to the shares shown, unless otherwise indicated.

(3) Zen Zachariah Pool III, and Susan Pool are husband and wife and share beneficial ownership of all common shares.

(4) Mr. Nathan owns these shares in joint tenancy in common with his wife. Mr. Nathan's wife is a trustee for a trust which owns 8,000 shares, for which Mr. Nathan disclaims any beneficial ownership.

Item 5. Directors, Executive Officers, Promoters and Control Persons
        ------------------------------------------------------------

     Our Directors and Executive Officers, their ages and present positions held are as follows:

     NAME                          AGE        POSITION HELD
     -------------------           ---        ----------------------------------

     Zen Zachariah Pool, III       51         President, Chief Executive Officer
                                              And Director

     Susan Pool                    48         Secretary and Director

     Walter C.  Nathan             50         Treasurer, Chief Financial Officer
                                              and Director

     Our Directors will serve in such capacity until our next annual meeting of shareholders and until their successors have been elected and qualified. The officers serve at the discretion of our Directors. Mr. and Mrs. Pool are husband and wife. Otherwise, there are no family relationships among our officers and directors, nor are there any arrangements or understandings between any of our directors or officers or any other person pursuant to which any officer or director was or is to be selected as an officer or director.

     Mr. Pool has been our President and a Director since our inception. He also serves as owner and President of Mile Hi Ceramics, Inc., a private family business established in 1954. He began working for Mile Hi Ceramics, Inc. in 1975 and learned every aspect of the business, starting as a kiln repairman. He has also served as a Committee and a Board member of the National Ceramic Manufacturers Association, the Ceramic Institution of Art, Intermountain Ceramic Association, and the Colorado Art Education Association. He is a current member of the National Council on the Education of Ceramic Arts. In his capacity as our President, he will devote approximately fifteen hours per week to our affairs.

     Mrs. Pool has been our Secretary and a Director since our inception. Since 1996, she also has owned and operated a small embroidery company, Rocky Mountain Embroidery. She will devote a minimum of five hours per week to carry out her responsibilities with us. She is the wife of Zen Zachariah Pool III.

     Mr. Nathan has been our Treasurer and a Director since 1996. Since 1990, he has been an independent insurance agent with Gold-Mark Insurance Agency. He specializes in all lines of personal insurance, including auto, home, life, and health. From 1987 to 1990, he was President of Mile High Investments, Inc., a private company involved in the acquisition and development of a real estate property. He received his B.S. degree in Business Finance from the University of Northern Colorado in 1974. He will devote approximately ten hours to our affairs.


     Our President, Secretary, and Treasurer have agreed to allocate a portion of their time to our activities, without compensation, as part-time employees. These officers anticipate that they can implement our business plan by their collectively devoting approximately thirty hours per month to our business affairs. Since our President, Secretary, and Treasurer have agreed to allocate a portion of their time to our activities, conflicts of interest may arise with respect to the limited time commitment of such persons. Mr. Pool is involved with Mi Hi Ceramics and Ceramic Products. Mr. Nathan is also involved with Ceramic Products. Both are private companies.

     Also, all of our officers and directors have been involved in the past, and plan to be involved in the future, with other companies. As a result, additional potential conflicts of interest may arise. If such a conflict does arise in the future and one of our officers or directors is presented with business opportunities under circumstances where there may be doubt as to whether the opportunity should belong to us or another company with which they are affiliated, they will disclose the opportunity to the boards of directors of all such companies. If a situation arises in which more than one company desires that business opportunity, and the principals of the business opportunity have no preference as to which company should be involved in such business opportunity, the company which first contacted or was contacted by the proposed business opportunity will be entitled to proceed with the proposed transaction.



Item 6. Executive Compensation
        ----------------------

     None of our executive officers received compensation in excess of $100,000 during the fiscal year ended June 30, 2002. We were formed in April, 1991. Compensation does not include minor business-related and other expenses paid by us. Such amounts in the aggregate do not exceed $1,000. Our President, Secretary and Treasurer serve on a part-time basis and receive no salary. The following table represents this information.


                                            SUMMARY COMPENSATION TABLE
                            Annual Compensation                Long Term Compensation
                                                Awards                      Payouts
Name                                                   Other           Restricted     Securities    All
 and                            Salary      Annual     Stock             LTIP         Underlying    Other
Principal                       Compen-      Bonus     Compen-          Award(s)      Options      Options/
Position                Year    sation($)     ($)      sation ($)         ($)           (#s)
--------                ----    ---------     ---      ----------         ---           ----       --------

Zen Zachariah Pool      2002      -0-         -0-          -0-            -0-            -0-            -0-
President               2001      -0-         -0-          -0-            -0-            -0-            -0-
                        2000      -0-         -0-          -0-            -0-            -0-            -0-

Susan Pool              2002      -0-         -0-          -0-            -0-            -0-            -0-
Secretary               2001      -0-         -0-          -0-            -0-            -0-            -0-
                        2000      -0-         -0-          -0-            -0-            -0-            -0-

Walter Nathan           2002      -0-         -0-          -0-            -0-            -0-            -0-
Treasurer               2001      -0-         -0-          -0-            -0-            -0-            -0-
                        2000      -0-         -0-          -0-            -0-            -0-            -0-


     Our principal shareholder contributed his time and effort to us at no charge for the year ended June 30, 2002. No cash or stock-based compensation was paid. Our Board of Directors estimates the value of such an arrangement to be $4,500 per year. The value of management's time and effort was estimated by comparing the level of effort to the cost of similar labor in the local market. Beginning with the 2003 fiscal year, we began reimbursing Mile Hi Ceramics, Inc. During the three months ended September 30, 2002, we incurred $1,125 in expenses.

     We have granted no shares of our capital stock as additional compensation and have no plans to do so.

     We have no plans or agreements which provide health care, insurance or compensation on the event of termination of employment or change in our control.

     We do not pay members of our Board of Directors any fees for attendance or similar remuneration, but reimburse them for any out-of-pocket expenses incurred by them in connection with our business.

Item 7. Certain Relationships and Related Transactions
        ----------------------------------------------

     We conduct our operations within the headquarters of Mile Hi Ceramics, Inc. We use its office space, manufacturing facilities and labor. Our Board of Directors estimated the value of such an arrangement at $5,400 per year, based upon rates for similar space and services in the local area.

     We reimburse Mile Hi Ceramics, Inc. through an arrangement with our President. During the three months ended September 30, 2002, we incurred an expense of $1,350 to Mile High Ceramics, Inc. for rent and services, which reflects the full fair value for such services. During the year ended June 30, 2002, we reimbursed Mile Hi Ceramics, Inc. a total of $4,228 for rent and services.


     We sold our products to Mile Hi Ceramics, Inc. during the three months ended September 30, 2002 and 2001 and years ended June 30, 2002 and 2001. Mile Hi Ceramics resold the products to its customers. Such sales are reflected as related party transactions in the accompanying financial statements. These products were a total of $5,395 and $5,570, respectively, during the years ended June 30, 2002 and 2001.


     Our principal shareholder contributed his time and effort to us at no charge for the year ended June 30, 2002. No cash or stock-based compensation was paid. Our Board of Directors estimates the value of such an arrangement to be $4,500 per year. The value of management's time and effort was estimated by comparing the level of effort to the cost of similar labor in the local market. Beginning with the 2003 fiscal year, we began reimbursing Mile Hi Ceramics, Inc. During the three months ended September 30, 2002, we incurred $1,125 in expenses.

Item 8. Description of Securities
        -------------------------

     We are authorized to issue 50,000,000 shares of Common Stock, par value $.0.001 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share, to have such classes and preferences as our Board of Directors may determine from time to time.. As of October 1, 2002, we had 10,150,500 shares of Common Stock issued and outstanding. No Preferred Stock has ever been issued or outstanding.

     Common Stock
     ------------

     The holders of Common Stock have one vote per share on all matters (including election of Directors) without provision for cumulative voting. Thus, holders of more than 50% of the shares voting for the election of directors can elect all of the directors, if they choose to do so. The Common Stock is not redeemable and has no conversion or preemptive rights.


     In the event of liquidation of the Company, the holders of Common Stock will share equally in any balance of the Company's assets available for distribution to them after satisfaction of creditors and the holders of the Company's senior securities, whatever they may be. The Company may pay dividends, in cash or in securities or other property when and as declared by the Board of Directors from funds legally available therefor, but has paid no cash dividends on its Common Stock.


     Preferred Stock
     ---------------

     Under the Articles of Incorporation, the Board of Directors has the authority to issue non- voting Preferred Stock and to fix and determine its series, relative rights and preferences to the fullest extent permitted by the laws of the State of Colorado and such Articles of Incorporation. As of the date of this Registration Statement, no shares of Preferred Stock are issued or outstanding. The Board of Directors has no plan to issue any Preferred Stock in the foreseeable future.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and
        Other
        ------------------------------------------------------------------------

     Stockholder Matters.
     --------------------

     (a)  Principal Market or Markets
     --------------------------------


     Our securities are listed for trading in the Pink Sheets and are not quoted at the present time. At the present time, we do not know where secondary trading will eventually be conducted. To the extent that trading will be conducted in Pink Sheets, a shareholder may find it more difficult to dispose of or obtain accurate quotations as to price of our securities. In addition, The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure related to the market for penny stock and for trades in any stock defined as a penny stock. Of our total outstanding shares as of October 1, 2002, a total of 9,450,000 out of 10,150,500, or approximately 93.1%, will be restricted from immediate resale but may be sold into the market in the near future under the provisions of Rule 144(d). A total of 550,000 shares , or approximately 5.4%, are restricted but are available for sale under Rule 144(k). The remaining 150,500 shares, or approximately 1.5%, are not subject to restrictions on resale. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

     As restrictions on resale end, the market price of our stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them.


     (b)  Approximate Number of Holders of Common Stock
     --------------------------------------------------

     As of the date hereof, a total of 10,150,500 of shares of our Common Stock were outstanding and the number of holders of record of our common stock at that date was forty-one.

     (c)  Dividends
     --------------

     Holders of common stock are entitled to receive such dividends as may be declared by our Board of Directors. No dividends on the common stock were paid by us during the periods reported herein nor do we anticipate paying dividends in the foreseeable future.

     (d)  The Securities Enforcement and Penny Stock Reform Act of 1990
     ------------------------------------------------------------------

     The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure and documentation related to the market for penny stock and for trades in any stock defined as a penny stock. Unless we can acquire substantial assets and trade at over $5.00 per share on the bid, it is more likely than not that our securities, for some period of time, would be defined under that Act as a "penny stock." As a result, those who trade in our securities may be required to provide additional information related to their fitness to trade our shares. These requirements present a substantial burden on any person or brokerage firm who plans to trade our securities and would thereby make it unlikely that any liquid trading market would ever result in our securities while the provisions of this Act might be applicable to those securities.

Item 2. Legal Proceedings.
        ------------------

     No legal proceedings of a material nature to which we are a party were pending during the reporting period, and we know of no legal proceedings of a material nature pending or threatened or judgments entered against any of our directors or officers in their capacity as such.

Item 3. Changes In and Disagreements With Accountants.
        ---------------------------------------------

     We did not have any disagreements on accounting and financial disclosures with its accounting firm during the reporting period.

Item 4. Recent Sales of Unregistered Securities.
        ----------------------------------------


     July, 2001, we made an offering to the public under a Colorado state registered offering. We relied upon an exemption pursuant to Rule 504 of the Securities Act of 1933, as amended in that we had a defined business plan, sold less than one million dollars within a twelve month period, and filed the appropriate Form D. At the closing of this offering we issued atotal of 150,500 common shares to the following individuals named below at $.50 per share consideration:



            Name                            Number of Shares
------------------------------              ----------------

KEITH BAN                                        4,000

WAYNE COOK                                       4,000

GLEN FERGEN                                      2,000

FORTUNE SEEKERS INC                              2,000

CARL GAETANI                                       400

GJM TRADING PARTNERS LTD                         2,000

GM/CM FAMILY PARTNERS LTD                        2,000

MARK GOLDSTEIN                                   1,000

MICHAEL GOLDSTEIN                                1,000

DAVID GREEN                                      2,000

CJ HEFLEY                                        1,000

ELISSA KAPLAN                                    2,600

JONATHON KAPLAN                                  5,000

JAMES KASTENS                                      500

GARY KEY                                         1,000

CLYDE KILLINGBECK                                2,000

JULIE KLASSEN                                    2,000

WAYNE KLASSEN                                    2,000

BRYON LITTLE                                     3,000

CATHY MAY                                        2,000

RICHARD MCPHERSON                                8,000

LETA PIETRAFFSO                                  2,000

SAPPHIRE CAPITAL                                20,000

BRAD UNDERWOOD                                   3,000

DEANIE UNDERWOOD                                 4,000

UNDERWOOD FAMILY PARTNERS LTD                   10,000

JENNIFER UNDERWOOD                               3,000

RUTH WAGNER                                      2,000

RUTH WAGNER/                                     8,000
LYNN NATHAN TRUSTEE

LEE WALDMAN                                      4,000

SHEP WALDMAN                                    10,000

KEITH WAYMAN                                    10,000

PAM WAYMAN                                      10,000

DENNY WILSON &                                   1,000
JODI WILSON,JTTEN

PETER WYLIE                                      6,000

MITCH ZEROBNICK                                  3,000

MORTON ZEROBNICK                                 5,000

Total                                          150,500

Item 5. Indemnification of Directors and Officers.
        ------------------------------------------

     The Company's Articles of Incorporation authorize the Board of Directors, on behalf of the Company and without shareholder action, to exercise all of the Company's powers of indemnification to the maximum extent permitted under the applicable statute. Title 7 of the Colorado Revised Statutes, 1986 Replacement Volume ("CRS"), as amended, permits the Company to indemnify its directors, officers, employees, fiduciaries, and agents as follows:

     Section 7-109-102 of CRS permits a corporation to indemnify such persons for reasonable expenses in defending against liability incurred in any legal proceeding if:

          (a) The person conducted himself or herself in good faith;

          (b) The person reasonably believed:

               (1) In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and

               (2) In all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and

          (c) In the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful.

     A corporation may not indemnify such person under this Section 7-109-102 of
CRS:

          (a) In connection with a proceeding by or in the right of the corporation in which such person was adjudged liable to the corporation; or

          (b) In connection with any other proceeding charging that such person derived an improper benefit, whether or not involving action in an official capacity, in which proceeding such person was adjudged liable on the basis that he or she derived an improper personal benefit.

     Unless limited by the Articles of Incorporation, and there are not such limitations with respect to the Company, Section 7-109-103 of CRS requires that the corporation shall indemnify such a person against reasonable expenses who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because of his status with the corporation.

     Under Section 7-109-104 of CRS, the corporation may pay reasonable fees in advance of final disposition of the proceeding if:

          (a) Such person furnishes to the corporation a written affirmation of the such person's good faith belief that he or she has met the Standard of Conduct described in Section 7-109-102 of CRS;

          (b) Such person furnishes the corporation a written undertaking, executed personally or on person's behalf, to repay the advance if it is ultimately determined that he or she did not meet the Standard of Conduct in Section 7-109-102 of CRS; and

          (c) A determination is made that the facts then known to those making the determination would not preclude indemnification.

     Under Section 7-109-106 of CRS, a corporation may not indemnify such person, including advanced payments, unless authorized in the specific case after a determination has been made that indemnification of such person is permissible in the circumstances because he met the Standard of Conduct under
Section 7-109-102 of CRS and such person has made the specific affirmation and undertaking required under the statute. The required determinations are to be made by a majority vote of a quorum of the Board of Directors, utilizing only directors who are not parties to the proceeding. If a quorum cannot be obtained, the determination can be made by a majority vote of a committee of the Board, which consists of at least two directors who are not parties to the proceeding. If neither a quorum of the Board nor a committee of the Board can be established, then the determination can be made either by the Shareholders or by independent l legal counsel selected by majority vote of the Board of Directors.

     The corporation is required by Section 7-109-110 of CRS to notify the shareholders in writing of any indemnification of a director with or before notice of the next shareholders' meeting.

     Under Section 7-109-105 of CRS, such person may apply to any court of competent jurisdiction for a determination that such person is entitled under the statute to be indemnified from reasonable expenses.

     Under Section 7-107(1)(c) of CRS, a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent than the foregoing indemnification provisions, if not inconsistent with public policy, and if provided for in the corporation's bylaw, general or specific action of the Board of Directors, or shareholders, or contract.

     Section 7-109-108 of CRS permits the corporation to purchase and maintain insurance to pay for any indemnification of reasonable expenses as discussed herein.

     The indemnification discussed herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under the Articles of Incorporation, any Bylaw, agreement, vote of shareholders, or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.

     Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                           ZEN POTTERY EQUIPMENT, INC.
                          Index to Financial Statements

                                                                           Page
                                                                           ----

Report of Independent Auditors .........................................   F-2

Balance Sheets at September 30, 2002 (unaudited) and June 30, 2002......   F-3

Statements of Operations, for the three months ended September 30,
     2002 and 2001 (unaudited), and for the years ended June 30,
     2002 and 2001 .....................................................   F-4

Statement of Changes in  Shareholders'  Equity for the period from July 1, 2000 through June 30, 2002 and from July 1, 2002
     through September 30, 2002 (unaudited) ............................   F-5

Statements of Cash Flows, for the three months ended September 30,
     2002 and 2001 (unaudited) and for the years ended June 30,
     2002 and 2001 .....................................................   F-6

                         Report of Independent Auditors





The Board of Directors and Shareholders
Zen Pottery Equipment, Inc.:


We have audited the accompanying balance sheet of Zen Pottery Equipment, Inc. as of June 30, 2002, and the related statements of operations, shareholder's equity, and cash flows for the years ended June 30, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zen Pottery Equipment, Inc. as of June 30, 2002, and the results of its operations and its cash flows for the years ended June 30, 2002 and 2001 in conformity with accounting principles generally accepted in the United States.




/s/ Cordovano and Harvey, P.C.
------------------------------
Cordovano and Harvey, P.C.
Denver, Colorado
August 4, 2002

                           ZEN POTTERY EQUIPMENT, INC.
                                 Balance Sheets
                                                                   September 30,   June 30,
                                                                      2002           2002
                                                                     --------      --------
                                                                   (unaudited)
                                     Assets

Current assets:
    Cash .........................................................   $ 64,363      $ 72,696
    Accounts receivable ..........................................        778         2,441
    Materials inventory, at the lower of cost or market ..........      3,263         1,234
    Prepaid expenses .............................................      5,146         1,066
                                                                     --------      --------

                  Total current assets ...........................   $ 73,550      $ 77,437
                                                                     ========      ========

                      Liabilities and Shareholders' Equity

Current liabilities:
    Accounts payable and accrued liabilities .....................   $  1,091      $  1,115
    Accounts payable, related party ..............................      1,615          --
                                                                     --------      --------
                  Total current liabilities ......................      2,706         1,115
                                                                     --------      --------

Shareholders' equity (Note 3):
    Preferred stock, $.01 par value;  authorized 1,000,000 shares,
       issued and outstanding, -0- and -0- shares, respectively ..       --            --
    Common stock, $.001 par value;  authorized 50,000,000 shares, issued and outstanding, 10,150,500 and 10,150,500 shares,
       respectively ..............................................     10,151        10,151
    Additional paid-in capital ...................................     72,982        72,982
    Retained loss ................................................    (12,289)       (6,811)
                                                                     --------      --------

                  Total shareholders' equity .....................     70,844        76,322
                                                                     --------      --------

                                                                     $ 73,550      $ 77,437
                                                                     ========      ========

                 See accompanying notes to financial statements

                           ZEN POTTERY EQUIPMENT, INC.
                            Statements of Operations

                                                        For the Three Months Ended           For the Years Ended
                                                                September 30,                     June 30,
                                                        ----------------------------    ----------------------------
                                                           2002             2001           2002             2001
                                                        ------------    ------------    ------------    ------------
                                                        (unaudited)     (unaudited)
Product sales:
    Related party (Note 2) ..........................   $       --      $       --      $      5,395    $      5,570
    Other ...........................................          7,307           6,747          20,665          14,071
                                                        ------------    ------------    ------------    ------------
                   Total product sales ..............          7,307           6,747          26,060          19,641

Cost of product sales (Note 2) ......................          5,809           5,082          16,751          13,014
                                                        ------------    ------------    ------------    ------------
                   Gross profit .....................          1,498           1,665           9,309           6,627

Other costs and expenses:
    General and administrative ......................          5,964           2,649           6,040           2,874
    Rent expense, related party (Note 2) ............          1,012           1,012           4,050           4,050
    Contributed services, related party (Note 2) ....           --             1,125           4,500           4,500
                                                        ------------    ------------    ------------    ------------
                      Total other costs and expenses:          6,976           4,786          14,590          11,424

Income before income taxes ..........................         (5,478)         (3,121)         (5,281)         (4,797)

Income tax provision (Note 4) .......................           --              --              --              --
                                                        ------------    ------------    ------------    ------------

                   Net loss .........................   $     (5,478)   $     (3,121)   $     (5,281)   $     (4,797)
                                                        ============    ============    ============    ============

Basic and diluted loss per share ....................   $      (0.00)   $      (0.00)   $      (0.00)   $      (0.00)
                                                        ============    ============    ============    ============

Weighted average common shares outstanding (Note 3) .     10,150,500      10,000,000      10,150,500      10,000,000
                                                        ============    ============    ============    ============

                 See accompanying notes to financial statements

                           ZEN POTTERY EQUIPMENT, INC.
                  Statement of Changes in Shareholders' Equity

                                                       Common Stock      Additional
                                               -----------------------     Paid-in      Retained
                                                 Shares     Par Value     Capital       Deficit          Total
                                               ----------   ----------   ----------    ----------    ----------

Balance at July 1, 2000 ....................      100,000   $      100   $     --      $    3,267    $    3,367
Stock split (Note 3) .......................    9,900,000        9,900       (9,900)         --            --
Value of services and rent contributed by an
    affiliate and a shareholder (Note 2) ...         --           --          5,672          --           5,672
Net loss for the year ......................         --           --           --          (4,797)       (4,797)
                                               ----------   ----------   ----------    ----------    ----------
Balance at
        June 30, 2001 ......................   10,000,000       10,000       (4,228)       (1,530)        4,242

Sale of common stock, pursuant
    to private placement (Note 3) ..........      150,500          151       72,522          --          72,673
Value of services and rent contributed by an
    affiliate and a shareholder (Note 2) ...         --           --          4,688          --           4,688
Net loss for the year ......................         --           --           --          (5,281)       (5,281)
                                               ----------   ----------   ----------    ----------    ----------
Balance at
        June 30, 2002 ......................   10,150,500       10,151       72,982        (6,811)       76,322

Net loss for the quarter (unaudited) .......         --           --           --          (5,478)       (5,478)
                                               ----------   ----------   ----------    ----------    ----------
Balance at
    September 30, 2002 (unaudited) .........   10,150,500   $   10,151   $   72,982    $  (12,289)   $   70,844
                                               ==========   ==========   ==========    ==========    ==========


                 See accompanying notes to financial statements

                           ZEN POTTERY EQUIPMENT, INC.
                            Statements of Cash Flows

                                                               For the Three Months Ended       For the Years Ended
                                                                      September 30,                   June 30,
                                                                  --------------------          --------------------
                                                                    2002        2001              2002        2001
                                                                  --------    --------          --------    --------
                                                                (unaudited) (unaudited)
Cash flows from operating activities:
    Net loss ..................................................   $ (5,478)   $ (3,121)         $ (5,281)   $ (4,797)
    Adjustments to reconcile net loss to net cash
      provided by operating activities:
        Value of time and effort contributed by a related party
           (Note 2) ...........................................       --         1,125             4,500       4,500
        Value of office and manufacturing space
           contributed by an affiliate (Note 2) ...............       --         1,349               188       1,172
        Changes in operating assets and liabilities:
           Inventory ..........................................     (2,029)      1,130             1,988      (1,457)
           Accounts receivable and prepaid expenses ...........     (2,417)     (5,123)             (611)      6,841
           Accounts payable, related party (Note 2) ...........      1,615        --                --          --
           Accounts payable and accrued expenses ..............        (24)     (3,928)           (1,325)     (5,695)
                                                                  --------    --------          --------    --------
                  Net cash provided by (used in)
                     operating activities .....................     (8,333)     (8,568)             (541)        564
                                                                  --------    --------          --------    --------

Cash flows from financing activities:
    Proceeds from  the sale of common stock (Note 3) ..........       --        75,250            75,250        --
    Cash paid for offering costs ..............................       --        (2,099)           (2,577)       --
                                                                  --------    --------          --------    --------
                  Net cash provided by
                     financing activities .....................       --        73,151            72,673        --
                                                                  --------    --------          --------    --------

                  Net change in cash ..........................     (8,333)     64,583            72,132         564

    Cash, beginning of period .................................     72,696         564               564        --
                                                                  --------    --------          --------    --------

    Cash, end of period .......................................   $ 64,363    $ 65,147          $ 72,696    $    564
                                                                  ========    ========          ========    ========

Supplemental disclosure of cash flow information:
      Cash paid during the year for:
      Income taxes ............................................   $   --      $   --            $   --      $   --
                                                                  ========    ========          ========    ========
      Interest ................................................   $   --      $   --            $   --      $   --
                                                                  ========    ========          ========    ========

                 See accompanying notes to financial statements

                           ZEN POTTERY EQUIPMENT, INC.
                          Notes to Financial Statements


(1)  Summary of Significant Accounting Policies

Organization and Basis of Presentation

Zen Pottery Equipment, Inc. (the "Company") was incorporated in the state of Colorado on April 19, 1991. The Company manufactures a pottery kiln for resale to the public under the name "Zen Raku Kiln." The Company maintains an inventory of materials. The Company's pottery kilns are manufactured as orders are received.

The Company's office space and its manufacturing facilities are provided by an affiliate, Mile Hi Ceramics, Inc. ("Mile Hi"), under an arrangement with their common shareholder. In addition, the Company's principle shareholder provides management services at no charge to the Company (See Note 2).

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid securities with original maturities of three months or less when acquired to be cash equivalents. However, there were no cash equivalents at September 30, 2002 (unaudited) or June 30, 2002.

Inventory

Inventory, consisting of materials used to manufacture the Zen Raku Kiln, is stated at the lower of cost (first-in, first out method) or market (net realizable value).

Offering Costs

The Company had deferred legal and accounting fees incurred in the preparation of its disclosure document on Form RL (See Note 3) until the completion of its related private common stock offering. At that time, the Company subtracted the deferred costs from the gross proceeds of the offering. The deferred offering costs totalled $2,577.

Earnings (Loss) per Common Share

Basic net income per share is computed by dividing the net income available to common shareholders (the numerator) for the period by the weighted average number of common shares outstanding (the denominator) during the period. The computation of diluted earnings is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued. The weighted average number of common shares outstanding reflected in the accompanying financial statements have been restated for the stock split more fully described in Note 3.

For all periods presented, there was no variance between basic and diluted loss per share as there were no potentially dilutive common shares outstanding.

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS 109). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

                           ZEN POTTERY EQUIPMENT, INC.
                          Notes to Financial Statements


Financial Instruments

The fair value of the Company's financial instruments approximate their carrying value based on their terms and interest rates.

Revenue Recognition Policy

In December 1999, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 101 (SAB101) "Revenue Recognition In Financial Statements." SAS101 establishes guidelines in applying generally accepted accounting principles to the recognition of revenue in financial statements based on the following four criteria; persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable, and collectibility is reasonably assured. The Company adopted SAB101 effective January 1, 2000. Sales revenue is recognized when the shipment of product is made to the customer.

Concentration of Credit Risk

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions described below. In accordance with SFAS No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk" the credit risk amounts shown do not take into consideration the value of any collateral or security.

The Company operates in one industry segment with customers located in the continental U.S. Financial instruments that subject the Company to credit risk consist principally of trade accounts receivable. The Company manages this credit risk by performing ongoing credit evaluations of its customers and does not require collateral. The Company maintains no allowances for potential losses on uncollectible accounts receivable as it considers all accounts receivable to be fully collectible. For the three months ended September 30, 2002 and 2001, and for the years ended June 30, 2002 and 2001, the Company experienced no losses on uncollectible trade accounts receivable.

(2)  Related Party Transactions

The Company conducts its operations within the headquarters of Mile Hi and uses Mile Hi's office space, manufacturing facilities and labor. The Board of Directors of the Company, in good faith, has estimated the value of such an arrangement to be $5,400 per year, based on rates for similar space and services in the local area.

The  Company   reimburses  Mile  Hi  through  an  arrangement  with  its  common shareholder. During the three months ended September 30, 2002, the Company incurred an expense of $1,350 (unaudited) to Mile High for rent and services, which reflects the full fair value for such services. $490 of this amount is reflected as an account payable to related party at September 30, 2002. During the year ended June 30, 2002, the Company reimbursed Mile Hi $4,228 for rent and services. The difference between the fair value of $5,400 and amounts reimbursed was recorded as a contribution by the affiliate to paid-in capital.

The Company sold products totalling $-0- (unaudited), $-0- (unaudited), $5,395 and $5,570, respectively, to Mile Hi Ceramics, Inc. during the three months ended September 30, 2002 and 2001 and years ended June 30, 2002 and 2001. Mile Hi resold the products to its customers. Such sales are reflected as related party transactions in the accompanying financial statements. Amounts due from Mile Hi at September 30, 2002 and June 30, 2002 were $-0- (unaudited) and $-0-, respectively.

The Company's principle shareholder contributed his time and effort to the Company at no charge for the year ended June 30, 2002 and prior. No cash or stock-based compensation is paid. The value of management's time and effort was estimated by comparing the level of effort to the cost of similar labor in the local market. The amount of time contributed is taken from time and attendance

                           ZEN POTTERY EQUIPMENT, INC.
                          Notes to Financial Statements


records. The Company recognized $4,500 in expense, with a corresponding credit to paid-in capital, in the accompanying financial statements for time and effort contributed by the principle shareholder for the year ended June 30, 2002. Beginning with fiscal year 2003, the Company began reimbursing Mile High for management services. During the three months ended September 30, 2002, the Company incurred $1,125 (unaudited) in management's time and effort, which is reflected as an account payable to related party at September 30, 2002.

(3)  Shareholders' Equity

Preferred Stock

According to its Articles of Incorporation, (1) the Company may issue up to 1,000,000 shares of $.01 par value preferred stock; and (2) the preferences, rights and restrictions are to be fixed by the Board of Directors prior to issuance.

Private Common Stock Offering

The Company offered, through its officers and directors, up to 200,000 shares of its $.001 par value common stock, for $.50 per share in a private offering to residents of Colorado. The Company closed the offering in July 2001, after selling 150,500 shares for net proceeds of $72,673, after deducting offering expenses of $2,577. The offering was conducted by the Company's officers and directors. No commissions on the sale of the Company's common stock were paid.

Stock split

On November 2, 2000, the Company's shareholders approved a 100,000 to 1 forward stock split. For every share held, a shareholder received 100,000 shares.

(4)  Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are provided on temporary differences between the financial reporting bases and income tax bases of the Company's assets and liabilities and unused net operating loss carryforwards. A valuation allowance for net deferred taxes is provided unless realizability is judged by management to be more likely than not. The effect on deferred taxes from a change in tax rates is recognized in income in the period that includes the enactment date.



A reconciliation of U.S. statutory federal income tax rate to the effective rate follows for the three months ended September 30, 2002, and for the years ended June 30, 2002 and 2001:

                                               Three Months
                                                   Ended      Year Ended    Year Ended
                                               September 30,   June 30,      June 30,
                                                   2002         2002           2001
                                              --------------- ------------ -------------
                                               (unaudited)
U.S. statutory federal
rate.........................................   15.00%        15.00%        15.00%
State
rate........................................    4.25%          4.25%        4.25%
Permanent
differences................................     0.00%         -13.16%      -16.74%
Net operating loss for which no tax
  benefit is currently
available...................................   -19.25%        -6.09%        -2.51%
                                              --------------- ------------ -------------
                                                  0.00%          0.00%        0.00%
                                              =============== ============ =============


At September 30, 2002, deferred tax assets consisted of a net tax asset of $1,055 (unaudited), due to operating loss carryforwards of $2,296 (unaudited), which was fully allowed for, in the valuation allowance of $1,055 (unaudited). The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the three months ended September 30, 2002, was $733 (unaudited). The current tax benefit also totaled $733 (unaudited) for the three months ended September 30, 2002. The net operating loss carryforwards expire through the year 2022.

At June 30, 2002, deferred tax assets consisted of a net tax asset of $322, due to operating loss carryforwards of $625, which was fully allowed for, in the valuation allowance of $322. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the years ended June 30, 2002 and 2001, respectively, was $202 and $120. The current tax benefit also totaled $322 and $120, respectively for the years ended June 30, 2002 and 2001. The net operating loss carryforwards expire through the year 2022.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer impaired and the allowance is no longer required.

                                    PART III



Item 1.  Index to Exhibits.


  Exhibit                                                        Page or
  Number             Description                                 Cross Reference
  ------             -----------                                 ---------------
   3.1+              Amended and Restated Articles of Incorporation

   3.2 +             Bylaws

   99.1              Certification of Chief Executive Officer

   99.2              Certification of Chief Financial Officer

     +   Previously filed with Form 10-SB on January 16, 2003.


Item 2. Description of Exhibits.
        ------------------------

Amended and Restated Articles of Incorporation, filed on November 2, 2000.

Bylaws of The Company, approved on November 3, 2000.

Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002

Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 Zen Pottery Equipment, Inc.



Dated:  APRIL 30, 2003                           By: /s/ Zen Zachariah Pool, III
      ------------------                             ---------------------------
                                                     Zen Zachariah Pool, III
                                                     President


     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


                                                 CHIEF FINANCIAL OFFICER


Dated: APRIL 30, 2003                            By: /s/ Walter Nathan
       -----------------                             ---------------------------
                                                     Walter Nathan
                                                     Treasurer


Dated: APRIL 30, 2003                            By: /s/ Zen Zachariah Pool, III
       -----------------                             ---------------------------
                                                     Zen Zachariah Pool, III
                                                     Director


Dated: APRIL 30, 2003                            By: /s/ Susan Pool
       -----------------                             ---------------------------
                                                     Susan Pool
                                                     Director

     I, Zen Zachariah Pool, III, certify that:

     1. I have reviewed this amended report on Form 10-SB of Zen Pottery Equipment, Inc.;

     2. Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report;

     3. Based on my knowledge, the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition, results of operations and cash flows of Zen Pottery Equipment, Inc. as of, and for, the periods presented in the report;

               4. I and the other certifying officer are responsible for establishing and maintaining disclosure controls and procedures (as such term is defined in Regulation 13a-14 of the Securities Exchange Act of 1934) for Zen Pottery Equipment, Inc and have: i. Designed such disclosure controls and procedures to ensure that material information relating to Zen Pottery Equipment, Inc., including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the periodic reports are being prepared;

               ii. Evaluated the effectiveness of Zen Pottery Equipment, Inc's disclosure controls and procedures as of a date within 90 days prior to the filing date of the report ("Evaluation Date"); and

               iii. Presented in the report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. I and the other certifying officer have disclosed, based on our most recent evaluation, to the Zen Pottery Equipment, Inc. auditors and the audit committee of the board of directors (or persons fulfilling the equivalent function):

               i. All significant deficiencies in the design or operation of internal controls which could adversely affect Zen Pottery Equipment, Inc.'s ability to record, process, summarize and report financial data and have identified for Zen Pottery Equipment, Inc.'s auditors any material weaknesses in internal controls; and

               ii. Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal controls; and

     6. I and the other certifying officer have indicated in the report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.





Date: APRIL 30, 2003
                                                   /s/ Zen Zachariah Pool, III
                                                   ----------------------------
                                                   Zen Zachariah Pool, III,
                                                   Chief Executive Officer

      I, Walter Nathan, certify that:

     1. I have reviewed this amended report on Form 10-SB of Zen Pottery Equipment, Inc.;

     2. Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report;

     3. Based on my knowledge, the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition, results of operations and cash flows of Zen Pottery Equipment, Inc. as of, and for, the periods presented in the report;

     4. I and the other certifying officer are responsible for establishing and maintaining disclosure controls and procedures (as such term is defined in Regulation 13a-14 of the Securities Exchange Act of 1934) for Zen Pottery Equipment, Inc and have:

               iv. Designed such disclosure controls and procedures to ensure that material information relating to Zen Pottery Equipment, Inc., including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the periodic reports are being prepared;

               v. Evaluated the effectiveness of Zen Pottery Equipment, Inc's disclosure controls and procedures as of a date within 90 days prior to the filing date of the report ("Evaluation Date"); and

               vi. Presented in the report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. I and the other certifying officer have disclosed, based on our most recent evaluation, to the Zen Pottery Equipment, Inc. auditors and the audit committee of the board of directors (or persons fulfilling the equivalent function):

               i. All significant deficiencies in the design or operation of internal controls which could adversely affect Zen Pottery Equipment, Inc.'s ability to record, process, summarize and report financial data and have identified for Zen Pottery Equipment, Inc.'s auditors any material weaknesses in internal controls; and

               ii. Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal controls; and

     6. I and the other certifying officer have indicated in the report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date:  APRIL 30, 2003
                                                         /s/ Walter Nathan
                                                         -----------------------
                                                         Walter Nathan,
                                                         Chief Financial Officer